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                              March 17, 2021

       Darian Ahler
       Chief Executive Officer
       Future Pearl Labs, Inc
       1134 11th Street, Suite 101
       Santa Monica, CA 90403

                                                        Re: Future Pearl Labs,
Inc
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed February 24,
2021
                                                            File No. 024-11367

       Dear Mr. Ahler:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 10, 2020 letter.

       Amendment No. 1 to Offering Statement on Form 1-A filed February 24,
2021

       Cover Page

   1. We note your disclosure on the cover page and elsewhere in your document that investors in this offering will
grant an irrevocable voting proxy to the "company's president."
                                                        Please revise the
disclosure to identify the president of the company. Please reconcile the disclosure on the cover
page that investors in this offering will grant an irrevocable voting proxy that will limit
their ability to vote their shares of common stock "purchased in this offering" with
statements on pages 25 and 31 that the subscription agreement that investors will execute
in connection with this offering grants an irrevocable proxy to vote all securities held of
record by the investor "(including any shares of the Company   s
                                                        capital stock that the
investor may acquire in the future)." Please ensure that your
 Darian Ahler
Future Pearl Labs, Inc
March 17, 2021
Page 2
       disclosure reflects the scope of the provision in your subscription agreement.
2. We note your disclosure that you are offering a minimum number of 10,460 shares of
       Common Stock and a maximum number of 1,255,230 shares of Common Stock. Please revise to disclose the maximum securities to be offered. It is not permissible to include a range in the volume of securities to be offered.
Directors, Executive Officers and Significant Employees, page 22

3. We note your response to prior comment 9. Please ensure that you have disclosed the business experience of Kevin Morris and James Jordan. For example, we note the disclosure in this section does not refer to the business experience of Kevin Morris and
       James Jordan with Future Acres, Inc. mentioned in another public filing. Financial Statements
General, page F-1

4. Please note the updating requirements of paragraphs (b)(3)-(5) of Part F/S of Form 1-A.
Index to Exhibits
Exhibit 11.1, page II-1

5.     Please include a currently dated auditor's consent pursuant to Item
17.11 of Part III to
       Form 1-A.
        You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or John Cash,
Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.



                                                             Sincerely,
FirstName LastNameDarian Ahler
                                                             Division of
Corporation Finance
Comapany NameFuture Pearl Labs, Inc
                                                             Office of
Manufacturing
March 17, 2021 Page 2
cc:       Heidi Mortensen
FirstName LastName